U.S. SECURITIES AND EXCHANGE COMMISSION

                                 WASHINGTON, D.C. 20549

                                      FORM 12B-25

                              NOTIFICATION OF LATE FILING

                               SEC FILE NUMBER 0-26790

                                 CUSIP NUMBER 297591-109

                                      (Check One):

               [X] Form 10-K and Form 10-KSB  [ ] Form 20-F [ ] Form 11K
                      [] Form 10-Q and Form 10-QSB [ ] Form N-SAR

           For Period Ended: December 31, 1998

           [ ] Transition Report on Form 10-K
           [ ] Transition Report on Form 20-F
           [ ] Transition Report on Form 11-K
           [ ] Transition Report on Form 10-Q
           [ ] Transition Report on Form N-SAR

          For the Transition Period Ended:



                 Read Attached Instruction Sheet Before Preparing Form.
                                  Please Print or Type

           Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


          If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:



     PART 1 -- REGISTRANT INFORMATION



          Full Name of Registrant
          Former Name if Applicable

          ESYNCH CORPORATION
          Formerly INNOVUS CORPORATION

          Address of Principal Executive Office (Street and Number)

          4600 CAMPUS DRIVE, SUITE 103
          NEWPORT BEACH, CALIFORNIA 92660



     PART II -- RULES 12B-25(B) AND (C)



     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
                                   [X] Yes  [ ] No

          (a) The reasons defined in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

          SEE PART III BELOW.

          (b) The subject matter report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
                                        N/A


     PART III -- NARRATIVE



          State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition

    THE COMPANY HAS MADE TWO SIGNIFICANT ACQUISITIONS ON NOVEMBER 17, 1998 AND MARCH 5, 1999 AND THE REQUIRED INFORMATION FOR THE PROPER FILING FOR THE REQUIRED REPORTS IS NOT YET AVAILABLE. THE AUDIT OF THE COMPANY'S BOOKS AND RECORDS IS CURRENTLY BEING PERFORMED BY THE COMPANY'S INDEPENDENT ACCOUNTANT.



     PART IV -- OTHER INFORMATION



          (1) Name and telephone number of person to contact in regard to this notification

           David P. Noyes              949          833-1220
        -----------------------------------------------------------
               (Name)               (Area Code)   (Telephone Number)

          (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                   [ ] Yes  [X] No

     THE COMPANY HAS NOT FILED FORM 8-K AS REQUIRED FOR THE ACQUISITION OF ITS WHOLLY-OWNED SUBSIDIARY SOFTKAT, INC., ON NOVEMBER 17, 1998.

          (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                   [X] Yes  [  ] No

          If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                 ESYNCH CORPORATION
                       -------------------------------------------
                      (Name of Registrant as specified in charter)

     has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

     Date APRIL 8, 1999       By /s/ Thomas Hemingway
                               -----------------------
                               Thomas Hemingway





                        ATTACHMENT OF FORM 12B-25 FOR

                             ESYNCH CORPORATION


                   PART IV (3) - EXPLANATION OF SIGNIFICANT
                       CHANGE IN RESULTS OF OPERATIONS


 THE BOOKS AND RECORDS OF THE TWO ACQUIRED SUBSIDIARAIES ARE INCOMPLETE AND A REASONABLE ESTIMATE OF THE RESULTS CANNOT BE MADE. REVENUE RECOGNITION, VALUATION OF ACCOUNTS RECEIVABLE, INVENTORY AND PROPER REFLECTION OF LIABILITIES ARE NEEDED DUE TO THEIR MATERIAL EFFECT ON THE CONSOLIDATED FINANCIAL STATEMENTS OF THE COMPANY.